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                                                                      EXHIBIT 23




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-53498 of ArvinMeritor, Inc. on Form S-8 of our report dated June 26, 2002, appearing in this Annual Report on Form 11-K of the ArvinMeritor, Inc. Hourly Employees Savings Plan (formerly the Arvin Industries, Inc. Employee Savings
Plan) for the year ended December 31, 2001, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the Statement of Net Assets Available for Benefits as of December 31, 2000 as a result of the change in the basis of accounting from the modified cash basis of accounting to the accrual basis of accounting.






DELOITTE & TOUCHE LLP
Detroit, Michigan

June 26, 2002